SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXTRACT FROM THE MINUTES OF THE 989th BOARD OF DIRECTORS' MEETING

On June 12, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met via video conferencing at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an extraordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below.

At the start of the meeting, the Chair offered the floor to the Chief Financial Officer and Investor Relations Officer, Catia Cristina Teixeira Pereira, and the Head of Capital Markets and Investor Relations, Luiz Roberto Tibério, accompanied by the Manager of the National Resources Department, Marcelo de A. Rampone, to expose item 1 of the agenda, (time: 40’), based on the Executive Board’s Resolution 0159/2023, of June 06, 2023, Internal Communication FI 23/2023, of June 01, 2023, and the PowerPoint presentation, all of which filed at the electronic file of the meeting. After being discussed, the matter was voted on, according to the provisions of article 14, item XXII, of the Company’s Bylaws, unanimously approving the contracting of financing (“Financing”), totaling R$1,000,000,000.00 (one billion reais), with the International Finance Corporation (“IFC”), an institution of the World Bank, under the following terms and conditions:

1.	Borrower: Companhia de Saneamento Básico do Estado de São Paulo – Sabesp.

2.     Creditor: International Finance Coporation - IFC.

3.     Type/Currency: external financing, denominated in Brazilian Reais, under “Sustainability-Linked Loan”.

4.     Value of the Financing: R$1,000,000,000.00 (one billion reais).

5.	Guarantee: unsecured credit transaction.
6.	Withholding Income Tax: exempt.

7.     Term and Grace Period: up to 10 (ten) years, with a grace period of up to 2 (two) years.

8.	Interest Payment: semi-annual.
9.	Amortization Payment: semi-annual.

10.  Use of the Resources: investments in basic sanitation infrastructure in the São Paulo Metropolitan Region - SPMR, made and to be made from 2021 to 2025, linked to the New Pinheiros River program, aimed at the expansion of the sewage network and improvement in the quality of water of the Pinheiros river, in the city of São Paulo.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

11.  Interest rate: 100% of the CDI, plus a spread of 1.70% p.a.

12.	Commissions:
•	One-time front-end Fee: 1.00% on the value of the Financing;
•	Commitment Fee: 1.00% p.a. on the non-disbursed and canceled portion of the Financing;
•	One-time front-end Appraisal Fee: US$75,000.00 (seventy-five thousand dollars); and
•	Supervision Fee: US$15,000.00 (fifteen thousand dollars) per year.
13.	Financial covenants:
•	Net Debt / Adjusted EBITDA ≤ 3.50x; and
•	Interest Coverage Ratio ≥ 2.35x.

14.  Applicable Law and Jurisdiction: New York law, jurisdiction of the New York courts.

The Board of Directors has also authorized, under the legal and statutory provisions, the practice of any acts related to the Financing, including, but not limited to:

a.	Contracting and executing the Financing with IFC, under the aforementioned conditions;
b.	Taking any measures that, at its discretion, are necessary or desirable for the contracting and attainment of the Financing;
c.	Signing contracts and documents related to the attainment of the Financing, such as the “Loan Agreement” and other necessary contracting, including the conditions it deems as appropriate, issuing certificates, and making statements, as applicable, signing any other contracts (including, but not limited to, with service providers necessary under the Financing), and providing information and documents related and necessary to the Financing, and
d.	Contracting, appointing, and approving a process agent (“Process Agent”).

For the development and attainment of the Financing, it is hereby approved the limit for (i) reimbursable expenses to IFC of up to US$365,000.00 (three hundred and sixty-five thousand dollars), (ii) expenses directly incurred by the Company, of R$750,000.00 (seven hundred and fifty thousand reais), as well as (iii) the joint payment of commissions described in item 12 above and under RCs 11216126, 11216127, and 11216143.

Finally, the Board of Directors ratified all the acts previously taken.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

(...)

Minutes signed by the following Board of Directors members: Karla Bertocco Trindade, Anderson Márcio de Oliveira, André Gustavo Salcedo Teixeira Mendes, Eduardo Person Pardini, Inês M. dos S. Coimbra de Almeida Prado, Jônatas Souza da Trindade, Karolina Fonsêca Lima, Marcelo Munhoz Auricchio, Mario Engler Pinto Junior, Nerylson Lima da Silva, and Ronaldo Coppa.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, June 12, 2023.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 13, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.